Exhibit 99.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS
This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with the unaudited interim consolidated financial statements of Harvest Operations Corp. (“Harvest”, “we”, “us”, “our” or the “Company”) for the three and nine months ended September 30, 2013 and the audited consolidated financial statements and MD&A for the year ended December 31, 2012. The information and opinions concerning the future outlook are based on information available at November 14, 2013.

Effective January 1, 2013, Harvest adopted new and amended accounting standards, described in the “Critical Accounting Estimates” section of this MD&A and in note 3 of the unaudited interim consolidated financial statements for the three and nine months ended September 30, 2013. The retroactive application of these standards resulted in certain restatements in the 2012 comparative financial statements. The comparative financial information in this MD&A reflect such restated amounts and are consistent with the September 30, 2013 interim financial statements.

In this MD&A, all dollar amounts are expressed in Canadian dollars unless otherwise indicated. Tabular amounts are in millions of dollars, except where noted. All financial data has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board except where otherwise noted.

Natural gas volumes are converted to barrels of oil equivalent (“boe”) using the ratio of six thousand cubic feet (“mcf”) of natural gas to one barrel of oil (“bbl”). Boes may be misleading, particularly if used in isolation. A boe conversion ratio of 6 mcf to 1 bbl is based on an energy equivalent conversion method primarily applicable at the burner tip and does not represent a value equivalent at the wellhead. In accordance with Canadian practice, petroleum and natural gas revenues are reported on a gross basis before deduction of Crown and other royalties.

Additional information concerning Harvest, including its audited annual consolidated financial statements and Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.

ADVISORY
This MD&A contains non-GAAP measures and forward-looking information about our current expectations, estimates and projections. Readers are cautioned that the MD&A should be read in conjunction with the “Non-GAAP Measures” and “Forward-Looking Information” sections at the end of this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL AND OPERATING HIGHLIGHTS

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
UPSTREAM OPERATIONS
Daily sales volumes (boe/d)	51,783	57,686	53,591	59,696
Average realized price
Oil and NGLs ($/bbl)(2)	86.13	70.71	76.97	73.67
Gas ($/mcf)(2)	2.72	2.52	3.33	2.30
Operating netback prior to hedging ($/boe)(1)	32.74	26.39	30.30	27.69
Operating income (loss)	3.9	(11.3)	(18.9)	(48.9)
Cash contribution from operations(1)	139.7	133.4	398.8	421.2
Capital asset additions (excluding acquisitions)	60.8	77.5	213.4	357.4
Property and business acquisitions (dispositions), net	4.0	(2.8)	(118.1)	(3.1)
Net wells drilled	16.9	25.8	62.0	88.1
Net undeveloped land additions (acres)(3)	10,113	36,765	32,056	91,852

BLACKGOLD OIL SANDS
Capital asset additions	136.7	36.4	316.4	119.7
Net wells drilled	−	7.0	−	26.0

DOWNSTREAM OPERATIONS
Average daily throughput (bbl/d)	93,798	84,889	100,016	99,760
Average refining gross margin (loss) (US$/bbl)(1)	(1.43)	6.03	0.62	4.28
Operating loss	(78.0)	(22.2)	(184.6)	(114.2)
Cash contribution (deficiency) from operations(1)	(58.8)	0.2	(120.0)	(38.6)
Capital asset additions	12.5	12.9	35.1	32.7

NET LOSS(4)	(79.5)	(38.5)	(264.1)	(184.4)

(1) This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(2) Excludes the effect of risk management contracts designated as hedges.
(3) Includes lands acquired in business combinations.
(4) Net loss includes the consolidated operating results of Harvest’s operating segments.

REVIEW OF OVERALL PERFORMANCE

Upstream

  Sales volumes for the third quarter and first nine months of 2013 decreased by 5,903 boe/d and 6,105 boe/d, respectively, as compared to the same periods in 2012. The decreases were primarily due to natural declines, smaller 2012 and 2013 capital drilling programs and dispositions of certain non-core producing properties in the most recent four quarters.

MANAGEMENT’S DISCUSSION AND ANALYSIS

  Operating netback prior to hedging for the third quarter of 2013 was $32.74/boe, an increase of $6.35/boe from 2012 mainly due to higher average realized prices, partially offset by higher royalties per boe. Operating netback prior to hedging for the first nine months of 2013 was $30.30/boe, an increase of $2.61/boe from 2012 mainly due to higher average realized prices, partially offset by higher operating expenses per boe.

  Cash contribution from operations was $139.7 million for the third quarter of 2013, a $6.3 million increase from the same period in 2012 driven by higher operating netback per boe, partially offset by lower sales volumes. For the first nine months of 2013, cash contribution from operations was $398.8 million, a $22.4 million decrease from the same period in 2012 mainly driven by lower sales volumes, partially offset by higher operating netback per boe.

  Operating income was $3.9 million (2012 - $11.3 million loss) for the third quarter of 2013, an improvement of $15.2 million mainly due to the increase in cash contribution described above and a reduction in the DD&A expense. Operating loss was $18.9 million (2012 - $48.9 million loss) for the first nine months of 2013, an improvement of $30.0 million mainly as a result of positive variances in non-cash items including asset impairment, DD&A expense and E&E expense, partially offset by the decreased cash contribution described above.

  Capital asset additions of $60.8 million during the third quarter of 2013 mainly related to the drilling, completion and tie-in of wells. Twenty gross wells (16.9 net) were rig-released during the third quarter. Capital asset additions of $213.4 million for the first nine months of 2013 mainly related to the drilling and tie-in of 68.0 gross (62.0 net) wells which were rig-released year to date.

  Subsequent to September 30, 2013, Harvest disposed of certain non-core assets in Alberta for total proceeds of approximately $53.0 million, prior to any customary closing adjustments.

BlackGold

  Capital asset additions of $136.7 million and $316.4 million for the third quarter and first nine months of 2013, respectively, mainly relate to the construction of the central processing facility (“CPF”).

  The overall project was approximately 87% complete. Commissioning of the CPF, first steam and production are expected in 2014.

Downstream

  Throughput volume averaged 93,798 bbl/d (2012 – 84,889 bbl/d) and 100,016 bbl/d (2012 – 99,760 bbl/d) for the third quarter and first nine months of 2013, respectively. The increased throughput in the current periods is due to less operational outages experienced in 2013.

  Refining gross margin (loss) averaged US($1.43)/bbl (2012 - US$6.03/bbl) and US$0.62/bbl (2012 - US$4.28/bbl) for the third quarter and first nine months of 2013, respectively. The decrease in gross margin for the third quarter was mainly due to lower product crack spreads and the decrease for the first nine months of 2013 was due to lower product crack spreads combined with a change in yield mix.

MANAGEMENT’S DISCUSSION AND ANALYSIS

  Cash deficiency from operations was $58.8 million (2012 - $0.2 million contribution) and $120.0 million (2012 - $38.6 million) for the third quarter and first nine months of 2013, respectively. The increases in cash deficiency were mainly due to both lower average refining gross margins per bbl multiplied by greater throughput volumes.

  Operating loss totaled $78.0 million (2012 – $22.2 million) and $184.6 million (2012 - $114.2 million) for the third quarter and first nine months of 2013, respectively. The increases in operating losses were primarily due to decreases in the gross margin.

  Capital asset additions of $12.5 million (2012 - $12.9 million) and $35.1 million (2012 – $32.7 million) for the third quarter and first nine months of 2013, respectively, relate to various reliability capital projects.

Corporate

  Net loss was $79.5 million and $264.1 million for the third quarter and first nine months of 2013, respectively. Net loss increased for both periods due to the changes in the operating losses of the Upstream and Downstream segments described above, as well as the changes in unrealized foreign exchange (gains) losses during 2013 and lower income tax recovery during 2013.

  On October 18, 2013, Harvest expanded the credit facility borrowing capacity from $800.0 million to $1.0 billion.

MANAGEMENT’S DISCUSSION AND ANALYSIS

UPSTREAM OPERATIONS

Summary of Financial and Operating Results

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
FINANCIAL
Petroleum and natural gas sales(1)	287.4	285.6	841.1	902.2
Royalties	(42.1)	(36.7)	(116.4)	(128.9)
Revenues	245.3	248.9	724.7	773.3
Expenses
Operating	84.7	93.2	263.3	281.7
Transportation and marketing	6.1	5.3	16.3	16.4
Realized (gains) losses on risk management contracts(2)	(0.5)	0.8	(4.3)	1.0
Operating netback after hedging(3)	155.0	149.6	449.4	474.2
General and administrative	16.6	16.6	51.6	46.8
Depreciation, depletion and amortization	132.2	142.6	416.6	434.2
Exploration and evaluation	2.7	5.6	11.6	24.7
Impairment of property, plant and equipment	−	−	−	21.8
Unrealized (gains) losses on risk management contracts(4)	1.1	1.0	(1.1)	0.9
Gains on disposition of property, plant and equipment	(1.5)	(4.9)	(10.4)	(5.3)
Operating income (loss)	3.9	(11.3)	(18.9)	(48.9)
Capital asset additions (excluding acquisitions)	60.8	77.5	213.4	357.4
Property and business acquisitions (dispositions), net	4.0	(2.8)	(118.1)	(3.1)
Decommissioning and environmental remediation expenditures	4.6	6.1	12.2	16.1
OPERATING
Light / medium oil (bbl/d)	10,844	13,603	11,957	13,913
Heavy oil (bbl/d)	16,604	19,111	17,093	19,877
Natural gas liquids (bbl/d)	5,324	4,920	5,593	5,351
Natural gas (mcf/d)	114,066	120,315	113,686	123,336
Total (boe/d)	51,783	57,686	53,591	59,696
(1)	Includes the effective portion of Harvest’s realized natural gas and crude oil hedges.
(2)

Realized (gains) losses on risk management contracts include the settlement amounts for power, crude oil and foreign exchange derivative contracts, excluding the effective portion of realized (gains) losses from Harvest’s designated accounting hedges. See “Risk Management, Financing and Other” section of this MD&A for details.

(3)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(4)

Unrealized (gains) losses on risk management contracts reflect the change in fair value of derivative contracts that are not designated as accounting hedges and the ineffective portion of changes in fair value of designated hedges. See “Risk Management, Financing and Other” section of this MD&A for details.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Commodity Price Environment

	Three Months Ended				Nine Months Ended
	September 30				September 30
	2013	2012	Change		2013	2012	Change
West Texas Intermediate (“WTI”) crude oil (US$/bbl)	105.82	92.22	15%		98.14	96.21	2%
West Texas Intermediate crude oil ($/bbl)	109.87	91.70	20%		100.50	96.35	4%
Edmonton light sweet crude oil ($/bbl)	104.91	84.26	25%		95.22	86.87	10%
Western Canadian Select (“WCS”) crude oil ($/bbl)	91.71	70.02	31%		77.15	74.30	4%
AECO natural gas daily ($/mcf)	2.43	2.27	7%		3.05	2.11	45%
U.S. / Canadian dollar exchange rate	0.963	1.005	(4%	)	0.977	0.998	(2%	)

Differential Benchmarks
WCS differential to WTI ($/bbl)	18.16	21.68	(16%	)	23.35	22.05	6%
WCS differential as a % of WTI	16.5%	23.6%	(30%	)	23.2%	22.8%	2%

The average WTI benchmark price for 2013 increased 15% from the third quarter of 2012 and increased 2% from the first nine months of 2012. The average Edmonton light sweet crude oil price (“Edmonton Light”) increased 25% in the third quarter and 10% for the first nine months of 2013 mainly due to the increase in the WTI price, the narrowing of the light sweet differential and the weakening of the U.S. dollar against the Canadian dollar as compared to the prior year periods.

Heavy oil differentials fluctuate based on a combination of factors including the level of heavy oil production and inventories, pipeline and rail capacity to deliver heavy crude to U.S. markets and the seasonal demand for heavy oil. The WCS price increased 31% for the third quarter of 2013 as compared to the prior year mainly as a result of the narrowing of the WCS differential to WTI and the increase in the WTI price. For the first nine months of 2013, the WCS price increased 4% mainly as a result of the increase in the WTI price

MANAGEMENT’S DISCUSSION AND ANALYSIS

Realized Commodity Prices

	Three Months Ended			Nine Months Ended
	September 30			September 30

	2013	2012	Change	2013	2012	Change
Light to medium oil prior to hedging ($/bbl)	96.75	78.72	23%	87.12	81.42	7%
Heavy oil prior to hedging ($/bbl)	88.47	69.57	27%	76.41	72.49	5%
Natural gas liquids ($/bbl)	57.20	53.01	8%	57.02	57.87	(1%	)
Natural gas prior to hedging ($/mcf)	2.72	2.52	8%	3.33	2.30	44%
Average realized price prior to hedging ($/boe)(1)	60.62	51.86	17%	57.37	53.79	7%

Light to medium oil after hedging ($/bbl)(2)	96.75	86.40	12%	87.12	87.01	–
Heavy oil after hedging ($/bbl)(2)	80.73	69.57	16%	73.62	72.49	2%
Natural gas after hedging ($/mcf)(2)	3.23	2.52	29%	3.54	2.30	54%
Average realized price after hedging ($boe)(1) (2) (3)	59.27	53.67	10%	56.92	55.09	3%
(1)	Inclusive of sulphur revenue.
(2)	Inclusive of the realized gains (losses) from contracts designated as hedges. Foreign exchange swaps and power contracts are excluded from the realized price.
(3)	Natural gas liquids prices are not hedged but are included in the average realized price after hedging.

Harvest’s realized prices prior to hedging for light to medium oil, heavy oil and natural gas generally trend with the Edmonton Light, WCS and AECO benchmark prices, respectively. For the three months and nine months ended September 30, 2013, the period-over-period variances and movements in these realized prices were consistent with the changes in the related benchmarks.

Natural gas liquids realized prices increased by 8% for the third quarter of 2013 and decreased 1% for the first nine months of 2013 as compared to the same periods in 2012. The increase in the third quarter of 2013 reflects the changes in condensate, pentane and propane commodity prices from 2012.

In order to mitigate the risk of fluctuating cash flows due to natural gas and crude oil price volatility, Harvest entered into AECO and WCS derivative contracts. Including the impact from the AECO hedges, Harvest’s realized gas prices increased by $0.51/mcf (2012 – $nil) in the third quarter of 2013 and $0.21/mcf (2012 - $nil) for the first nine months of 2013. Harvest’s realized heavy oil prices decreased by $7.74/bbl (2012 - $nil) in the third quarter of 2013 and $2.79/bbl (2012 - $nil) for the first nine months of 2013 as a result of the WCS hedges. There were no light to medium crude oil hedges for the third quarter or first nine months of 2013, but in the prior year Harvest earned a $7.68/bbl and $5.59/bbl increase in realized light to medium oil price in the third quarter and first nine months of 2012, respectively. Please see “Cash Flow Risk Management” section in this MD&A for further discussion with respect to the cash flow risk management program.

MANAGEMENT’S DISCUSSION AND ANALYSIS

MANAGEMENT’S DISCUSSION AND ANALYSIS

Sales Volumes

	Three Months Ended September 30
	2013		2012
					% Volume
	Volume	Weighting	Volume	Weighting	Change
Light to medium oil (bbl/d)	10,844	21%	13,603	24%	(20%	)
Heavy oil (bbl/d)	16,604	32%	19,111	33%	(13%	)
Natural gas liquids (bbl/d)	5,324	10%	4,920	9%	8%
Total liquids (bbl/d)	32,772	63%	37,634	66%	(13%	)
Natural gas (mcf/d)	114,066	37%	120,315	34%	(5%	)
Total oil equivalent (boe/d)	51,783	100%	57,686	100%	(10%	)

	Nine Months Ended September 30
	2013		2012
					% Volume
	Volume	Weighting	Volume	Weighting	Change
Light to medium oil (bbl/d)	11,957	22%	13,913	23%	(14%	)
Heavy oil (bbl/d)	17,093	32%	19,877	33%	(14%	)
Natural gas liquids (bbl/d)	5,593	10%	5,351	9%	5%
Total liquids (bbl/d)	34,643	64%	39,141	65%	(11%	)
Natural gas (mcf/d)	113,686	36%	123,336	35%	(8%	)
Total oil equivalent (boe/d)	53,591	100%	59,696	100%	(10%	)

Harvest’s average daily sales of light/medium oil decreased 20% and 14% for the third quarter and first nine months of 2013 as compared to 2012. The decreases were due to natural declines, a lower level of drilling activity in both 2012 and 2013 and the disposition of non-core properties.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Heavy oil sales for the third quarter and first nine months of 2013 decreased 13% and 14%, respectively, from the same periods in 2012 due to the same reasons as the light/medium oil, as well as an outage of a major oil battery in Alberta.

Natural gas sales during the third quarter and first nine months of 2013 decreased 5% and 8%, respectively, from the same periods in 2012. The decreases were due to natural declines, property dispositions and facility turnarounds, partially offset by the results of development drilling in the liquids-rich Deep Basin area.

Natural gas liquids sales for the third quarter and first nine months of 2013 increased by 8% and 5%, respectively, mainly due to the liquids-rich drilling in the Deep Basin area combined with the impact of an extended turnaround of a third-party natural gas plant during 2012, more than offsetting the impacts of natural declines.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Revenues

	Three Months Ended				Nine Months Ended
	September 30				September 30
	2013	2012	Change		2013	2012	Change
Light / medium oil sales after hedging (1)	96.5	108.1	(11%	)	284.4	331.7	(14%	)
Heavy oil sales sales after hedging (1)	123.3	122.3	1%		343.5	394.8	(13%	)
Natural gas sales after hedging (1)	33.9	27.8	22%		109.8	77.9	41%
Natural gas liquids sales	28.0	24.0	17%		87.1	84.8	3%
Other(2)	5.7	3.4	68%		16.3	13.0	25%
Petroleum and natural gas sales	287.4	285.6	1%		841.1	902.2	(7%	)
Royalties	(42.1)	(36.7)	15%		(116.4)	(128.9)	(10%	)
Revenues	245.3	248.9	(1%	)	724.7	773.3	(6%	)
(1)	Inclusive of the effective portion of realized gains (losses) from natural gas and crude oil contracts designated as hedges.
(2)	Inclusive of sulphur revenue and miscellaneous income.

Harvest’s revenue is subject to changes in sales volumes, commodity prices, currency exchange rates and hedging activities. In the third quarter of 2013, total petroleum and natural gas sales increased by $1.8 million, mainly due to the 10% increase in realized prices after hedging activities partially offset by the 10% decrease in sales volumes. For the first nine months of 2013, total petroleum and natural gas sales decreased by $61.1 million, mainly due to the 10% decrease in sales volumes partially offset by the 3% increase in realized prices after hedging activities.

Sulphur revenue represented $0.6 million (2012 - $2.5 million) of the total in other revenues for the third quarter of 2013 and $8.0 million (2012 - $11.9 million) for the first nine months of 2013.

Royalties
Harvest pays Crown, freehold and overriding royalties to the owners of mineral rights from which production is generated. These royalties vary for each property and product and Crown royalties are based on various sliding scales dependent on incentives, production volumes and commodity prices.

For the third quarter of 2013, royalties as a percentage of gross revenue averaged 14.6% (2012 – 12.9%) . The lower royalty rates in the third quarter of 2012 were mainly due to higher Alberta Crown gas cost allowance credits in 2012 combined with the lower gas and natural gas liquid royalties in the third quarter of 2012 due to the extended turnaround of the Caroline gas plant. For the first nine months of 2013, royalties as a percentage of gross revenue averaged 13.8% (2012 – 14.3%) . The lower royalty rates in the first nine months of 2013 were mainly due to lower sales volumes and the resulting impact on sliding scale calculations.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Operating and Transportation Expenses

	Three Months Ended September 30
					$/boe
	2013	$/boe	2012	$/boe	Change
Power and purchased energy	22.2	4.67	20.6	3.88	0.79
Well servicing	11.4	2.40	14.6	2.75	(0.35)
Repairs and maintenance	12.4	2.59	17.7	3.34	(0.75)
Lease rentals and property tax	8.7	1.82	8.8	1.65	0.17
Labor - internal	7.6	1.58	7.6	1.43	0.15
Labor - contract	3.4	0.72	4.8	0.91	(0.19)
Chemicals	3.8	0.79	4.8	0.91	(0.12)
Trucking	3.7	0.78	4.2	0.79	(0.01)
Processing and other fees	8.0	1.69	8.8	1.66	0.03
Other	3.5	0.74	1.2	0.23	0.51
Total operating expenses	84.7	17.78	93.1	17.55	0.23
Transportation and marketing	6.1	1.26	5.3	1.00	0.26

	Nine Months Ended September 30
					$/boe
	2013	$/boe	2012	$/boe	Change
Power and purchased energy	70.5	4.82	57.9	3.54	1.28
Well servicing	38.9	2.66	48.3	2.95	(0.29)
Repairs and maintenance	39.1	2.67	49.9	3.05	(0.38)
Lease rentals and property tax	27.2	1.86	27.3	1.67	0.19
Labor - internal	24.9	1.70	24.3	1.49	0.21
Labor - contract	11.6	0.80	14.7	0.90	(0.10)
Chemicals	14.3	0.98	14.0	0.85	0.13
Trucking	10.9	0.74	12.9	0.78	(0.04)
Processing and other fees	25.6	1.75	26.1	1.59	0.16
Other	0.3	0.03	6.3	0.40	(0.37)
Total operating expenses	263.3	18.00	281.7	17.22	0.78
Transportation and marketing	16.3	1.11	16.4	1.00	0.11

Operating expenses for the third quarter and first nine months of 2013 decreased by $8.4 million and $18.4 million, respectively, compared to the same periods in 2012. The lower operating expenses were mainly attributable to the decrease in well servicing and repairs and maintenance activities and recent property dispositions, partially offset by the higher cost of Alberta power. Operating costs on a per barrel basis have increased by 1% to $17.78/boe for the third quarter of 2013 and 5% to $18.00/boe for the first nine months of 2013 mainly due to the higher cost of Alberta electricity.

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended			Nine Months Ended
	September 30			September 30
($/boe)	2013	2012	Change	2013	2012	Change
Power and purchased energy costs	4.67	3.88	0.79	4.82	3.54	1.28
Realized gains on electricity risk management contracts	(0.19)	−	(0.19)	(0.23)	−	(0.23)
Net power and purchased energy costs	4.48	3.88	0.60	4.59	3.54	1.05
Alberta Power Pool electricity price ($/MWh)	83.92	78.44	5.48	90.47	59.45	31.02

Power and purchased energy costs, comprised primarily of electric power costs, represented approximately 26% (2012 – 22%) of total operating expenses for the third quarter of 2013. The increase in power and purchased energy costs was mainly attributable to the higher average Alberta electricity price. Harvest did not have any risk management contracts relating to electricity during the first three quarters of 2012.

Transportation and marketing expenses relate primarily to delivery of natural gas to the Nova Gas Transmission Limited System and the cost of trucking crude oil to pipeline or rail receipt points. As a result, the total dollar amount of costs generally fluctuates in relation to sales volumes. For the third quarter of 2013, transportation and marketing expenses increased by $0.8 million and for the first nine months of 2013 decreased $0.1 million as compared to the same periods in 2012. Additional oil trucking costs were incurred in 2013 due to the outage of a major oil battery in Alberta.

Operating Netback(1)

	Three Months Ended			Nine Months Ended
	September 30			September 30
			$/boe			$/boe
($/boe)	2013	2012	Change	2013	2012	Change
Petroleum and natural gas sales prior to hedging	60.62	51.86	8.76	57.37	53.79	3.58
Royalties	(8.84)	(6.92)	(1.92)	(7.96)	(7.88)	(0.08)
Operating expenses	(17.78)	(17.55)	(0.23)	(18.00)	(17.22)	(0.78)
Transportation and marketing	(1.26)	(1.00)	(0.26)	(1.11)	(1.00)	(0.11)
Operating netback prior to hedging(1)	32.74	26.39	6.35	30.30	27.69	2.561
Hedging gains (loss) (2)	(1.25)	1.60	(2.85)	(0.15)	1.22	(1.37)
Operating netback after hedging(1)	31.49	27.99	3.50	30.15	28.91	1.24
(1)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.
(2)	Hedging gains include the settlement amounts for natural gas, crude oil and power contracts.

MANAGEMENT’S DISCUSSION AND ANALYSIS

General and Administrative (“G&A”) Expenses

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
G&A	16.6	16.6	51.6	46.8
G&A ($/boe )	3.48	3.14	3.53	2.86

For the third quarter of 2013, G&A expenses were comparable to the same period in the prior year. For the first nine months of 2013, G&A expenses increased by $4.8 million compared to the same period in the prior year, mainly due to the reversal of a $4.3 million provision in 2012. Harvest does not have a stock option program, however there is a long-term incentive program which is a cash settled plan that has been included in the G&A expense.

Depletion, Depreciation and Amortization (“DD&A”) Expenses

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
DD&A	132.2	142.6	416.6	434.2
DD&A ($/boe)	27.75	26.88	28.47	26.55

DD&A expenses for the third quarter and first nine months of 2013 decreased by $10.4 million and $17.6 million, respectively, as compared to the same periods in 2012 mainly due to lower sales volumes. DD&A per boe has increased for both periods due to an increase in depletable PP&E assets as a proportion of the proved developed reserve base.

Impairment
No impairment was recognized in the first nine months of 2013. In the first quarter of 2012, Harvest recorded a pre-tax impairment charge of $21.8 million against the South Alberta Gas cash generating unit, as a result of the declining forecasted natural gas prices during the quarter. The recoverable value was determined based on the total proved plus probable reserves estimated by independent reserves evaluators using the April 1, 2012 commodity price forecast discounted at a pre-tax discount rate of 10%.

Property Dispositions
Gains on dispositions of $1.5 million and $10.4 million have been recorded for the third quarter and nine months ended September 30, 2013.

During the second quarter of 2013, Harvest sold certain non-core oil and gas assets with approximately 900 boe/d of production in west central Saskatchewan, for cash proceeds of $107.9 million. The transaction resulted in a gain of $1.9 million, which is recognized in the consolidated statements of comprehensive loss. Harvest also disposed of other non-core properties in Alberta and Saskatchewan for proceeds of $3.1 million and recorded a gain of $0.4 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS

During the first quarter of 2013, Harvest disposed of certain non-core producing properties in Alberta and British Columbia for proceeds of $9.5 million. The transactions resulted in a gain of $6.6 million.

Harvest continues with the process of marketing non-core properties for sale, to high-grade its asset portfolio and to monetize some of its assets. The impact to future production from the future dispositions is difficult to predict, given the occurrence and the timing of the transactions cannot be determined with a high level of certainty. The proceeds from any dispositions would be used to manage Harvest’s liquidity and to fund future development of core assets.

Subsequent to September 30, 2013, Harvest disposed of certain non-core assets in Alberta for total proceeds of approximately $53.0 million, prior to any customary closing adjustments.

Capital Asset Additions

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
Drilling and completion	34.7	44.5	118.8	191.1
Well equipment, pipelines and facilities	22.9	21.8	72.1	126.2
Geological and geophysical	–	–	8.9	9.1
Land and undeveloped lease rentals	0.9	5.7	3.1	16.8
Corporate	0.4	0.7	2.4	1.3
Other	1.9	4.7	8.1	12.9
Total additions excluding acquisitions	60.8	77.4	213.4	357.4

Total capital additions were lower for the three and nine months ended September 30, 2013 compared to the same periods in 2012 due to a lower capital budget for the current year. Most of Harvest’s capital costs incurred in the third quarter were from the current quarter’s drilling program, including well completions, equipping and tie-ins.

The following table summarizes the wells drilled by Harvest and the related drilling and completion costs incurred in the period. A well is recorded in the table as having being drilled after it has been rig-released, however related drilling costs may be incurred in a period before a well has been spud (including survey, lease acquisition and construction costs) and related completion costs may be incurred in a period afterwards, depending on the timing of the completion work.

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Three Months Ended			Nine Months Ended
	September 30			September 30
			Drilling and			Drilling and
Area	Gross	Net	completion	Gross	Net	completion
Hay River	–	–	$–	26.0	26.0	$32.4
Deep Basin	–	–	4.5	4.0	2.6	23.2
Red Earth	4.0	4.0	14.9	7.0	7.0	22.1
Western Alberta	3.0	0.6	3.0	8.0	4.1	14.5
Suffield	–	–	0.6	6.0	6.0	9.3
Heavy Oil	8.0	8.0	7.0	8.0	8.0	7.3
Cecil	3.0	3.0	4.6	3.0	3.0	5.3
SE Saskatchewan	–	–	–	4.0	4.0	4.2
Other areas	2.0	1.3	0.1	2.0	1.3	0.5
Total	20.0	16.9	$34.7	68.0	62.0	$118.8

During the third quarter ending September 30, 2013, Harvest drilled 8 gross (8.0 net) heavy oil wells in the Lloydminster region of Alberta, 4 gross (4.0 net) light oil wells in Red Earth (Loon Lake) in north central Alberta, 3 gross (3.0 net) oil wells in the Cecil and Royce fields in the Peace River Arch, 2 gross (1.3 net) light oil wells at Enchant in southern Alberta and participated in 3 gross (0.6 net) partner operated gas wells in West Central Alberta.

In the previous six months ended June 30, 2013, Harvest drilled 26 gross (26.0 net) wells pursuing heavy gravity oil in the Bluesky formation in Hay River, including 16 producing, 9 injection and 1 Slave Point test wells. Harvest also drilled or participated in 4 gross (2.6 net) deep, multi-stage fractured, liquids-rich gas wells in the Falher and Montney formations in the Deep Basin area. At Red Earth, Harvest drilled 3 gross (3.0 net) oil wells into the Slave Point and Gilwood light oil formations. The Company’s remaining drilling program included oil and gas wells in the western Alberta areas as well as oil wells in Suffield and southeast Saskatchewan.

Decommissioning Liabilities
Harvest’s Upstream decommissioning liabilities at September 30, 2013 were $690.9 million (December 31, 2012 - $709.3 million) for future remediation, abandonment, and reclamation of Harvest’s oil and gas properties. The total of the decommissioning liabilities are based on management’s best estimate of costs to remediate, reclaim, and abandon wells and facilities. The costs will be incurred over the operating lives of the assets with the majority being at or after the end of reserve life. Please refer to the “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

Goodwill
Goodwill is recorded when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of that acquired business. At September 30, 2013, Harvest had $382.5 million (December 31, 2012 - $391.8 million) of goodwill on the balance sheet related to the Upstream segment, a decrease of $9.3 million as a result of a disposition of the west central Saskatchewan properties (see the

MANAGEMENT’S DISCUSSION AND ANALYSIS

“Property Dispositions” section above). The goodwill balance is assessed annually for impairment or more frequently if events or changes in circumstances occur that would reasonably be expected to reduce the fair value of the acquired business to a level below its carrying amount.

BLACKGOLD OIL SANDS

Capital Asset Additions

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
Drilling and completion	2.2	14.3	8.4	51.1
Well equipment, pipelines and facilities	130.0	18.0	292.7	57.2
Geological and geophysical	–	0.1	0.1	1.0
Other	4.5	4.1	15.2	10.4
Total BlackGold additions	136.7	36.5	316.4	119.7

During the third quarter of 2013, Harvest invested $130.0 million on the CPF. As at September 30, 2013, the overall oil sands project was approximately 87% complete.

Oil Sands Project Development
Harvest is developing its BlackGold oil sands CPF under the engineering, procurement and construction (“EPC”) contract. Expected total costs under the EPC contract have been revised upwards to approximately $590 million from an earlier estimate of $520 million due to increased costs, labor shortages and inclement weather. Under the EPC contract, a maximum of approximately $101 million of the EPC costs will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2014. The liability is considered a financial liability and is initially recorded at fair value, which is estimated as the present value of all future cash payments discounted using the prevailing market rate of interest for similar instruments. As at September 30, 2013, Harvest recognized a liability of $70.7 million (December 31, 2012 - $4.7 million) using a discount rate of 4.5% (December 31, 2012 - 4.5%) . Non-cash capital additions are recognized in well equipment, pipelines and facilities as the work is performed and the related deferred EPC liability is recognized. For the third quarter and first nine months of 2013, $11.9 million and $66.0 million, respectively, of non-cash additions were recorded relating to the EPC contract (2012 – $3.3 million for both periods).

Initial drilling of 30 steam assisted gravity drainage (“SAGD”) wells (15 well pairs) was completed by the end of 2012. More SAGD wells will be drilled in the future to compensate for the natural decline in production of the initial well pairs and maintain the Phase 1 production capacity of 10,000 bbl/d. Detailed engineering of Phase 1 has been completed. Preliminary construction has been completed, including the building of the CPF foundation, the placement of site equipment and pipe rack module installation. Piping and cabling of the CPF are now ongoing. Commissioning of the CPF and first steam is anticipated in the second half of 2014, with first production occurring thereafter. Phase 2 of the project, which is targeted to increase production capacity to 30,000 bbl/d, is in the final stages of the regulatory approval process. During the third quarter of 2013 approval of the commercial scheme was received from the Alberta Energy Regulator (“AER”) for Phase 2 with environmental approval from Alberta Environment expected in the fourth quarter of 2013.

MANAGEMENT’S DISCUSSION AND ANALYSIS

As at September 30, 2013, Harvest has incurred costs of $449.9 million on the EPC contract. After the accounting impact of the deferred liability described above, Harvest has recorded $428.9 million of costs for the EPC contract and has recorded $602.8 million of costs on the entire project since acquiring the BlackGold assets in 2010.

The BlackGold project faces similar cost and schedule pressures as other oil sand projects, including shortage of skilled labor and rising costs.

Decommissioning Liabilities
Harvest’s BlackGold decommissioning liabilities at September 30, 2013 were $31.7 million (December 31, 2012 - $19.8 million) relating to the future remediation, abandonment, and reclamation of the SAGD wells and CPF. Please see the “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

MANAGEMENT’S DISCUSSION AND ANALYSIS

DOWNSTREAM OPERATIONS

Summary of Financial and Operating Results

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
FINANCIAL
Refined products sales(1)	1,054.6	1,026.2	3,332.7	3,461.8
Purchased products for processing and resale(1)	1,056.3	968.7	3,278.2	3,309.2
Gross margin(2)	(1.7)	57.5	54.5	152.6

Operating expense(3)	29.7	31.7	95.0	89.9
Purchased energy expense	25.6	21.9	76.0	94.8
Marketing expense	0.8	0.7	3.6	3.1
General and administrative	0.2	0.2	0.5	0.5
Depreciation and amortization	20.2	25.2	64.2	78.5
Gains on dispositions of PP&E	(0.2)	–	(0.2)	–
Operating loss(2)	(78.0)	(22.2)	(184.6)	(114.2)

Capital expenditures	12.5	12.9	35.1	32.7

OPERATING
Feedstock volume (bbl/d)(4)	93,798	84,889	100,016	99,760

Yield (% of throughput volume)(5)
Gasoline and related products	28%	26%	30%	30%
Ultra low sulphur diesel and jet fuel	36%	37%	38%	41%
High sulphur fuel oil	33%	32%	29%	26%
Total	97%	95%	97%	97%

Average refining gross margin (US$/bbl)(6)	(1.43)	6.03	0.62	4.28
(1)

Refined product sales and purchased products for processing and resale are net of intra-segment sales of $144.0 million and $409.3 million for the three and nine months ended September 30, 2013 (2012 - $134.6 million and $447.9 million), reflecting the refined products produced by the refinery and sold by the marketing division.

(2)	These are non-GAAP measures; please refer to “Non-GAAP Measures” in this MD&A.
(3)

Operating expense for the three and nine months ended September 30, 2012 have been increased by $0.3 million and $0.9 million, respectively, as a result of the retroactive application of accounting standard IAS 19R Employee Benefits. See note 3 of the September 30, 2013 interim consolidated financial statements.

(4)	Barrels per day are calculated using total barrels of crude oil feedstock and vacuum gas oil.
(5)	Based on production volumes after adjusting for changes in inventory held for resale.
(6)	Average refining gross margin is calculated based on per barrel of feedstock throughput.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Refining Benchmark Prices

	Three Months Ended				Nine Months Ended
	September 30				September 30
	2013	2012	Change		2013	2012	Change
WTI crude oil (US$/bbl)	105.82	92.22	15%		98.14	96.21	2%
Brent crude oil (US$/bbl)	109.72	109.43	-		108.55	112.24	(3%	)
Argus sour crude index (“ASCI”) (US$/bbl)	104.33	104.19	-		104.19	107.78	(3%	)
Brent – WTI differential (US$/bbl)	3.89	17.21	(77%	)	10.41	16.03	(35%	)
Brent – ASCI differential (US$/bbl)	5.39	5.24	3%		4.36	4.46	(2%	)
Refined product prices
NYMEX RBOB (US$/bbl)	121.86	123.86	(2%	)	122.16	125.31	(3%	)
NYMEX Heating Oil (US$/bbl)	127.95	126.18	1%		125.72	126.79	(1%	)
Platts High Sulphur Fuel Oil (US$/bbl)	92.93	97.77	(5%	)	93.72	101.62	(8%	)
U.S. / Canadian dollar exchange rate	0.963	1.005	(4%	)	0.977	0.998	(2%	)

Summary of Gross Margins

	Three Months Ended September 30
	2013			2012
		Volumes			Volumes
		(million			(million
		bbls)	(US$/bbl)		bbls)	(US$/bbl)
Refinery
Sales
Gasoline products	310.3	2.5	117.27	329.2	2.7	123.16
Distillates	427.7	3.3	123.83	417.5	3.2	131.29
High sulphur fuel oil	185.5	2.0	89.59	196.8	2.1	94.78
Other(1)	101.6	0.9	108.83	50.2	0.4	114.08
Total sales	1,025.1	8.7	112.60	993.7	8.4	118.73
Feedstock (2)
Crude oil	879.2	7.8	108.10	799.8	7.5	107.27
Vacuum Gas Oil (“VGO”)	94.1	0.8	113.82	35.3	0.3	111.91
Total feedstock	973.3	8.6	108.63	835.1	7.8	107.46
Other costs(3)	64.7			111.7
Total feedstock and other costs	1,038.0			946.8
Refinery gross margin(4)	(12.9)		(1.43)	46.9		6.03

Marketing
Sales	173.5			167.1
Cost of products sold	162.3			156.5
Marketing gross margin(4)	11.2			10.6

Total gross margin(4)	(1.7)			57.5
(1)	Includes sales of vacuum gas oil and hydrocracker bottoms.
(2)	Cost of feedstock includes all costs of transporting the crude oil to the refinery in Newfoundland.
(3)	Includes inventory adjustments and additives and blendstocks
(4)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Nine Months Ended September 30
	2013			2012
		Volumes			Volumes
		(million			(million
		bbls)	(US$/bbl)		bbls)	(US$/bbl)
Refinery
Sales
Gasoline products	1,078.6	9.1	115.23	1,093.5	9.0	122.09
Distillates	1,389.2	11.1	122.07	1,527.4	11.8	128.88
High sulphur fuel oil	568.6	6.2	89.88	665.5	6.8	97.64
Other(1)	201.0	1.8	109.31	84.5	0.7	114.12
Total sales	3,237.4	28.2	112.00	3,370.9	28.3	118.84
Feedstock (2)
Crude oil	2,734.7	25.3	105.68	2,815.5	25.6	109.57
Vacuum Gas Oil (“VGO”)	232.0	2.0	112.12	199.7	1.7	117.91
Total feedstock	2,966.7	27.3	106.16	3,015.2	27.3	110.09
Other costs(3)	253.5			238.6
Total feedstock and other costs	3,220.2			3,253.8
Refinery gross margin(4)	17.2		0.62	117.1		4.28

Marketing
Sales	504.6			538.8
Cost of products sold	467.3			503.3
Marketing gross margin(4)	37.3			35.5

Total gross margin(4)	54.5			152.6
(1)	Includes sales of vacuum gas oil and hydrocracker bottoms.
(2)	Cost of feedstock includes all costs of transporting the crude oil to the refinery in Newfoundland.
(3)	Includes inventory adjustments and additives and blendstocks
(4)	This is a non-GAAP measure; please refer to “Non-GAAP Measures” in this MD&A.

Feedstock throughput averaged 93,798 bbl/d in the third quarter of 2013, 10% higher than the 84,889 bbl/d average feedstock in the third quarter of the prior year. The feedstock throughput for the nine months ended September 30, 2013 was 100,016 bbl/d, a slight increase from 99,760 bbl/d for the same period in 2012.

The average throughput rate and weaker relative yields in the third quarter of 2013 has been negatively impacted by an unplanned four-week outage of the sulphur recovery unit (“SRU”) and hydrocracker unit to repair a leak on the SRU. In addition to this outage, the lower throughput rates and weaker relative yields in the current year are a result of an unplanned two-week refinery outage in early February due to a power failure during a storm, reduced throughput rates following the February outage for necessary additional repairs and weak economic conditions in the second quarter.

In the prior year, the average daily feedstock rate was less than the nameplate capacity due to a three weeks of an unplanned full outage and two weeks of an unplanned partial outage.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below provides a comparison between the product crack spreads realized by Downstream and the benchmark crack spread for the three and nine months ended September 30, with both crack spreads referring to the price of Brent crude oil.

	Three Months Ended September 30
	2013				2012
	Refinery	Benchmark(1)		Difference	Refinery	Benchmark(1)		Difference
Gasoline products (US$/bbl)	8.64	12.14	(2)	(3.50)	15.70	14.43	(2)	1.27
Distillates (US$/bbl)	15.20	18.23	(3)	(3.03)	23.83	16.75	(3)	7.08
High Sulphur Fuel Oil (US$/bbl)	(19.04)	(16.79	)(4)	(2.25)	(12.68)	(11.66	)(4)	(1.02)

(1)	Benchmark product crack is relative to Brent crude oil

(2)	RBOB benchmark market price sourced from NYMEX.

(3)

Heating Oil benchmark market price sourced from NYMEX. Distillate products are mainly comprised of ultra-low sulphur diesel which is a higher quality product and normally sells at a premium to the heating oil benchmark.

(4)	High Sulphur Fuel Oil benchmark market price sourced from Platts. High sulphur fuel oil normally contains higher sulphur content than the 3% content reflected in the benchmark price.

	Nine Months Ended September 30
	2013				2012
	Refinery	Benchmark(1)		Difference	Refinery	Benchmark(1)		Difference
Gasoline products (US$/bbl)	9.07	13.61	(2)	(4.54)	12.00	13.07	(2)	(1.07)
Distillates (US$/bbl)	15.91	17.17	(3)	(1.26)	18.79	14.55	(3)	4.24
High Sulphur Fuel Oil (US$/bbl)	(16.28)	(14.83	)(4)	(1.45)	(12.45)	(10.62	)(4)	(1.83)
(1)	Benchmark product crack is relative to Brent crude oil
(2)	RBOB benchmark market price sourced from NYMEX.
(3)

Heating Oil benchmark market price sourced from NYMEX. Distillate products are mainly comprised of ultra-low sulphur diesel which is a higher quality product and normally sells at a premium to the heating oil benchmark.

(4)	High Sulphur Fuel Oil benchmark market price sourced from Platts. High sulphur fuel oil normally contains a higher sulphur content than the 3% content reflected in the benchmark price.

Downstream’s product crack spreads are different from the above noted benchmarks due to several factors, including the differential between Platts pricing under the SOA and NYMEX benchmark prices for RBOB and Heating Oil, timing of actual sales and feedstock purchases differing from the calendar month benchmarks, transportation costs, sour crude differentials, quality differentials and variability in the throughput volume over a given period of time. The refinery sales also include products for which market prices are not reflected in the benchmarks. An additional differing factor in 2013 is the cost of renewable identification numbers (“RINs”) that are necessary to meet blending requirements for gasoline and ultra-low sulphur diesel (“ULSD”) in the US market as mandated by the US government that have increased materially over 2012. Downstream’s crack spreads for gasoline products and distillates in the above tables include the actual cost of RINs whereas the benchmarks do not. For more detail on RINs, see “Operational and Other Business Risks”.

Refinery sales increased by $31.4 million in the third quarter of 2013 from $993.7 million in the third quarter of 2012 as a result of increased sales volume partly offset by lower product pricing. Sales for the nine months ended September 30, 2013 however decreased by $133.5 million from $3,370.9 million in the prior year as a consequence of lower realized product prices and lower sales volumes. The realized product prices are net of the cost of RINs.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The refinery gross margin for the three months ended September 30, 2013 decreased 128% as compared to the same period in the prior year. The overall decrease can be attributed to materially lower realized product crack spreads as a result of current market conditions combined with slightly lower sour crude discounts and a higher proportion of negative-margin high sulphur fuel oil. The cost of crude feedstock in the third quarter of 2013 was a US$1.62/bbl discount to the benchmark Brent crude oil as compared to a discount of US$2.16/bbl in the same period of the prior year due to processing higher cost light sweet crude. Realized product crack spreads for all product groups were lower in the third quarter of 2013 as compared to 2012. The lower product cracks are a result of the increased cost of RINs for gasoline and distillates, lower ULSD market prices and lower market prices for high sulphur fuel oil. Platts ULSD, which normally sells at a premium to the benchmark heating oil price was selling at a discount to NYMEX heating oil benchmark in the three months ended 2013.

The refinery gross margin for the nine months ended September 30, 2013 decreased 85% as compared to the same period in the prior year. The lower gross margin is a consequence of decreased product crack spreads combined with a shift in yield mix resulting from a higher production volume of high sulphur fuel oil, which sells at a discount to Brent crude oil, and less production volume of distillates. In addition, the higher consumption of produced fuels as energy in the nine month period ended September 30, 2013, has negatively impacted the refinery gross margin with the offset reflected in the operating expense as decreased purchased volume of low-sulphur fuel oil (“LSFO”).

During the three and nine months ended September 30, 2013, 14% of the feedstock crude slate for the refinery was light sweet crude. The improved yield mix normally associated with processing light sweet crudes has been offset by the reduced rates on the Isomax unit as described earlier.

The overall gross margin for the refinery is also impacted by the purchase of blendstocks to meet summer gasoline specifications, additives to meet product specifications, the build of unfinished saleable products, some of which are recorded at a value lower than cost, and inventory write-downs and reversals. These costs are included in “other costs” in the Summary of Gross Margin Table above. The decrease of $47.0 million for the three months ended September 30, 2013 as compared to the same period in 2012 is due to the build of inventory of approximately $16 million in the third quarter of this year versus the sale and consumption of approximately $16 million of products last year. The remaining variance is due to a decrease in purchases of product for local sale and blendstocks. The increase of $14.9 million for the nine months ended September 30, 2013 compared to 2012 is mainly due to the sale and consumption of products in the first quarter of this year that was previously held as inventory.

The gross margin from the marketing operations is comprised of the margin from both the retail and wholesale distribution of gasoline and home heating fuels as well as the revenues from marine services including tugboat revenues and reflects a moderate improvement for the three and nine months ended September 30, 2013 as compared to the same periods in 2012.

During the three and nine months ended September 30, 2013, the Canadian dollar weakened as compared to the US dollar. The weakening of the Canadian dollar has a positive impact to the contribution from the refinery operations relative to the prior year with regards to U.S. denominated gross margin and a negative impact to

MANAGEMENT’S DISCUSSION AND ANALYSIS

the contribution from refinery operations relating to U.S. denominated negative gross margin, purchased energy and marketing expense.

Operating Expenses

	Three Months Ended September 30
	2013			2012
	Refining	Marketing	Total	Refining	Marketing	Total
Operating cost	24.3	5.4	29.7	26.7	5.0	31.7
Purchased energy	25.6	-	25.6	21.9	-	21.9
	49.9	5.4	55.3	48.6	5.0	53.6
($/bbl of feedstock throughput)
Operating cost	2.82	-	-	3.42	-	-
Purchased energy	2.96	-	-	2.81	-	-
	5.78	-	-	6.23	-	-

	Nine Months Ended September 30
	2013			2012
	Refining	Marketing	Total	Refining	Marketing	Total
Operating cost	78.7	16.3	95.0	75.1	14.8	89.9
Purchased energy	76.0	-	76.0	94.8	-	94.8
	154.7	16.3	171.0	169.9	14.8	184.7
($/bbl of feedstock throughput)
Operating cost	2.88	-	-	2.75	-	-
Purchased energy	2.78	-	-	3.47	-	-
	5.66	-	-	6.22	-	-

The refining operating cost per barrel of feedstock throughput decreased by 18% in the third quarter of 2013 as compared to the prior year mainly as a result of increased throughput but increased by 5% for the nine months ended September 30, 2013.

Purchased energy, consisting of LSFO and electricity, is required to provide heat and power to refinery operations. The purchased energy cost per barrel of feedstock throughput increased by 5% in the third quarter of 2013 as compared to the prior year as a result of less consumption of lower-cost internally produced fuel gas as efforts were concentrated on storage for blending with winter RBOB. Purchased energy decreased by 20% for the nine months ended September 30, 2013 mainly due to a higher consumption of internally produced fuel, combined with lower prices on purchased fuel.

Capital Assets Additions
Capital asset additions for the three and nine months ended September 30, 2013 totaled $12.5 million and $35.1 million respectively (2012 - $12.9 million and $32.7 million respectively), relating to various capital projects including the purchase of a compressor, crude tank recertification and turnaround planning and preparation costs.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Depreciation and Amortization Expense

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
Refining	19.2	24.3	61.3	75.7
Marketing	1.0	0.9	2.9	2.8
Total depreciation and amortization	20.2	25.2	64.2	78.5

Depreciation and amortization expense decreased $5.0 million and $14.3 million respectively for the three and nine months ended September 30, 2013 as compared to 2012 because of the $563.2 million impairment of refinery property, plant and equipment which occurred in the fourth quarter of 2012.The process units are amortized over an average useful life of 20 to 30 years and turnaround costs are amortized to the next scheduled turnaround.

Decommissioning Liabilities
Harvest’s Downstream decommissioning liabilities result from the ownership of the refinery and marketing assets. At September 30, 2013, Downstream’s decommissioning liabilities were $16.6 million (December 31, 2012 – $16.2 million) relating to the reclamation and abandonment of these assets with an expected abandonment date of 2069. Please see “Contractual Obligations and Commitments” section of this MD&A for the payments expected for each of the next five years and thereafter in respect of the decommissioning liabilities.

RISK MANAGEMENT, FINANCING AND OTHER

Cash Flow Risk Management
The Company at times enters into natural gas, crude oil, electricity and foreign exchange contracts to reduce the volatility of cash flows from some of its forecast sales and purchases, and when allowable, will designate these contracts as cash flow hedges. The following is a summary of Harvest’s risk management contracts outstanding at September 30, 2013:

Contracts Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
48,300 GJ/day	AECO swap	Oct – Dec 2013	$3.52/GJ	1.7
11,000 bbls/day	WCS swap	Oct – Dec 2013	US$76.44/bbl	4.6
US$0.8 million/day	Foreign exchange swap	Oct – Dec 2013	$1.0333 Cdn/US	0.1
				6.4

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contracts Not Designated as Hedges
Contract Quantity	Type of Contract	Term	Contract Price	Fair Value
15 MWh	AESO power swap	Oct – Dec 2013	$56.72/MWh	0.2
10 MWh	AESO power swap	Jan – Dec 2014	$56.75/MWh	0.1
US$5.0 million	Foreign exchange swap	October 2013	$1.0242 Cdn/US	–
				0.3

The following is a summary of Harvest’s realized and unrealized (gains) losses on risk management contracts:

	Three Months Ended September 30
	2013					2012
Realized (gains) losses		Crude		Natural		Crude
recognized in:	Power	Oil	Currency	Gas	Total	Oil	Currency	Total
Revenues	–	11.8	–	(5.4)	6.4	(9.6)	–	(9.6)
Risk management (gains) losses	(0.9)	0.5	(0.1)	–	(0.5)	0.7	0.1	0.8

Unrealized (gains) losses
recognized in:
OCI, before tax	–	3.1	–	(3.2)	(0.1)	0.6	–	0.6
Risk management losses	1.0	0.1	–	–	1.1	1.0	–	1.0

	Nine Months Ended September 30
	2013					2012
Realized (gains) losses recognized in:	Power	Crude Oil	Currency	Natural Gas	Total	Crude Oil	Currency	Total
Revenues	–	13.0	–	(6.5)	6.5	(21.3)	–	(21.3)
Risk management (gains) losses	(3.3)	0.5	(1.5)	–	(4.3)	0.7	0.3	1.0

Unrealized (gains) losses
recognized in:
OCI, before tax	–	9.1	–	(6.5)	2.6	(10.7)	–	(10.7)
Risk management (gains) losses	(0.3)	(0.8)	–	–	(1.1)	0.9	–	0.9

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financing Costs

	Three Months Ended		Nine Months Ended
	September 30		September 30
	2013	2012	2013	2012
Bank loan	5.0	4.6	14.0	12.7
Convertible debentures	–	12.2	14.9	36.9
67/8% senior notes	9.5	9.1	27.9	27.2
21/8% senior notes(1)	4.1	–	6.9	–
Related party loan	2.0	1.0	6.0	1.0
Amortization of deferred finance charges and other	0.6	(0.6)	2.1	(0.7)
Interest and other financing charges	21.2	26.3	71.8	77.1
Accretion of decommissioning and environmental remediation liabilities	5.5	5.2	16.7	15.5
Gain on redemption of convertible debentures	–	(0.1)	(3.6)	(0.1)
Less: capitalized interest	(2.9)	(3.9)	(11.1)	(10.1)
	23.8	27.5	73.8	82.4

(1)	Includes guarantee fee to KNOC. See note 22 of the September 30, 2013 interim consolidated financial statements.

Finance costs on Harvest’s bank loan increased by $0.4 million and $1.3 million for the third quarter and first nine months of 2013 mainly due to the higher average amount of loan principal outstanding during the periods as compared to the same periods in 2012. The effective interest rates for interest charges on the bank loan for the third quarter and first nine months of 2013 were 3.12% and 2.90%, respectively (2012 – 3.14% and 4.42% respectively).

Interest expense on the convertible debentures for the third quarter and first nine months of 2013 decreased by $12.2 million and $22.0 million, respectively, as compared to the same periods in 2012. The decreases result from two series of convertible debentures being early redeemed in April and one series of convertible debentures being redeemed in June of 2013. A $3.6 million gain was recognized on the early redemptions of the convertible debentures in the second quarter of 2013.

In May 2013, Harvest issued US$630 million 21/8% senior notes resulting in an interest expense and other financing costs of $4.1 million for the third quarter and $6.9 million for the first nine months of 2013.

Interest expense on the related party loan was $2.0 million and $6.0 million for the third quarter and first nine months of 2013, respectively (2012 – $1.0 for both periods). See the “Related Party Transactions” section of this MD&A for discussion of the related party loan.

During the third quarter and first nine months of 2013, interest expense of $2.9 million and $11.1 million, respectively, was capitalized to BlackGold (2012 - $3.9 million and $10.1 million to BlackGold and Downstream’s debottlenecking project). The changes in capitalized interest for the current year was due to increased capital expenditures for the BlackGold project, partially offset by the lack of qualifying Downstream capital expenditures and a lower weighted average interest rate.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Currency Exchange
Currency exchange gains and losses are attributed to the changes in the value of the Canadian dollar relative to the U.S. dollar on the U.S. dollar denominated 67/8% and 21/8% senior notes, the related party loan and on any U.S. dollar denominated monetary assets or liabilities. Upon the issuance of the US$630 million 21/8% senior notes during the second quarter of 2013, Harvest has increased its sensitivity to fluctuations in the US/Canadian exchange rate. At September 30, 2013, the Canadian dollar had strengthened compared to the US dollar as at June 30, 2013 resulting in an unrealized foreign exchange gain of $18.7 million (2012 - $5.8 million gain) for the third quarter of 2013. The Canadian dollar weakened at September 30, 2013 as compared to December 31, 2012 resulting in an unrealized foreign exchange loss of $16.8 million (2012 - $5.0 million gain) for the first nine months of 2013. Harvest recognized a realized foreign exchange loss of $1.1 million (2012 - $1.5 million loss) and a $2.2 million loss (2012 – $0.8 million loss) for the three and nine months ended September 30, 2013, respectively, as a result of the settlement of U.S. dollar denominated transactions.

The cumulative translation adjustment recognized in other comprehensive income represents the translation of the Downstream operations’ U.S. dollar functional currency financial statements to Canadian dollars. During the third quarter of 2013, Downstream operations incurred a net cumulative translation loss of $2.1 million (2012 – loss of $26.2 million) and for the first nine months of 2013 recognized a gain of $7.1 million (2012 – loss of $26.2) as a result of the changes in the Canadian dollar relative to the U.S. dollar at September 30, 2013 compared to both June 30, 2013 and December 31, 2012. As Downstream operations’ functional currency is denominated in U.S. dollars, the strengthening (weakening) of the U.S. dollar would result in gains (losses) from decommissioning liabilities, pension obligations, accounts payable and other balances that are denominated in Canadian dollars, which partially offset the unrealized losses (gains) recognized on the senior notes and Upstream U.S. dollar denominated monetary items.

Deferred Income Taxes
For the three and nine months ending September 30, 2013, Harvest recorded a deferred income tax recovery of $0.8 million (2012 – recovery of $18.2 million) and a recovery of $32.2 million (2012 – recovery of $56.9 million), respectively. Harvest’s deferred income tax asset (liability) will fluctuate during each accounting period to reflect changes in the temporary differences between the book value and tax basis of assets as well as legislative tax rate changes. Currently, the principal sources of temporary differences relate to the Company’s property, plant and equipment, decommissioning liabilities and the unclaimed tax pools.

Related Party Transactions
The following provides a summary of the related party transactions between Harvest and KNOC for the three and nine months ended September 30, 2013:

  Harvest has a Global Technology and Research Centre (“GTRC”), which is used as a training and research facility for KNOC. For the three and nine months ended September 30, 2013, Harvest billed KNOC and certain subsidiaries for a total of $1.1 million and $3.3 million respectively (2012 – $0.9 million and $1.7 million) primarily related to technical services provided by the GTRC. The charges are recorded as a reduction in general and administrative expenses. As at September 30, 2013, $1.2 million (December 31, 2012 - $1.6 million) remained outstanding from KNOC in accounts receivable.

MANAGEMENT’S DISCUSSION AND ANALYSIS
  In addition, GTRC was commissioned to perform a geological study on behalf of KNOC in 2013. For the three and nine months ended September 30, 2013, Harvest received $2.6 million and $4.1 million (2012 - $nil) of revenue from KNOC, respectively. As at September 30, 2013, $1.0 million remained outstanding in accounts receivable related to this project (December 31, 2012 - $nil).

  KNOC billed Harvest $0.2 million and $1.0 million for reimbursement to KNOC for secondee salaries paid by KNOC on behalf of Harvest for the three and nine months ended September 30, 2013 (2012 – $0.1 million for the three and nine months ended). The charges are recorded in general and administrative expenses. As at September 30, 2013, $0.4 million (December 31, 2012 - $nil) remains outstanding in accounts payable.

  KNOC Trading Corporation (“KNOC Trading”) is a wholly owned subsidiary of North Atlantic. KNOC Trading bills KNOC, Ankor E&P Holdings Corp. (“ANKOR”) and Dana Petroleum plc (“Dana”) for oil marketing services, such as the sale of products, performed on behalf of KNOC, ANKOR and Dana. Both ANKOR and Dana are wholly owned subsidiaries of KNOC. For the three and nine month periods ended September 30, 2013, all of KNOC Trading’s revenue of $0.2 million and $0.6 million respectively (2012 - $0.3 million and $0.6 million) was derived from KNOC, ANKOR, and Dana. As at September 30, 2013, there was $0.1 million in outstanding receivable amounts derived from Ankor (December 31, 2012 - $0.1 million).

  As well, for the three and nine months ended September 30, 2013 ANKOR billed KNOC Trading Corporation a total of $0.1 million and $0.3 million respectively (2012 - $0.1 million and $0.3 million) for office rent and salaries and benefits. The charges are recorded in operating expenses. As at September 30, 2013, $0.3 million (December 31, 2012 - $0.3 million) remains outstanding in accounts payable.

  At September 30, 2013, Harvest’s related party loan from ANKOR included $175.2 million (December 31, 2012 - $169.1 million) of principal and $0.9 million (December 31, 2012 - $3.0 million) of accrued interest. Interest expense was $2.0 million and $6.0 million for the three and nine month periods ended September 30, 2013 (2012 - $1.0 million for both periods).

  KNOC provided an irrevocable and unconditional guarantee on Harvest’s 21/8% senior notes and the senior unsecured credit facility. During the three and nine months ended September 30, 2013, Harvest was charged $0.4 and $1.3 million (2012 - $nil) of guarantee fee from KNOC related to the senior notes respectively. For the nine months ended September 30, 2013, $0.4 million of guarantee fee was charged from KNOC related to the senior unsecured credit facility (2012 - $nil). The guarantee fees are recorded in finance costs. As at September 30, 2013, $1.3 million (December 31, 2012 - $nil) remains outstanding in accounts payable.

The Company identifies its related party transactions by: making inquiries of management and the Board of Directors; reviewing KNOC’s subsidiaries and associates; and performing a comprehensive search of transactions recorded in the accounting system. Material related party transactions require the Board of Directors’ approval.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CAPITAL RESOURCES
The following table summarizes Harvest’s capital structure and provides the key financial ratios defined in the credit facility agreement.

	September 30, 2013	December 31, 2012
Debts
Bank loan(1)	663.0	494.2
67/8% senior notes (US$500 million)(2)	515.2	497.5
21/8% senior notes (US$630 million)(2)	649.1	–
Related party loan (US$170 million)(2)	175.2	169.1
Convertible debentures, at principal amount	–	627.2
	2,002.5	1,788.0
Shareholder’s Equity
386,078,649 common shares issued(3)	2,451.3	2,691.9
	4,453.8	4,479.9
Financial Ratios(4) (5)
Senior debt to annualized EBITDA	1.79	1.10
Annualized EBITDA to annualized interest expense	4.17	n/a
Senior debt to total capitalization	18%	14%
Total debt to total capitalization	47%	41%
(1)	The bank loan net of deferred financing costs is $660.0 million (2012 - $491.3 million).
(2)	Face value converted at the period end exchange rate.
(3)	As at November 14, 2013, the number of common shares issued is 386,078,649.
(4)	Calculated based on Harvest’s credit facility covenant requirements (see note 13 of the September 30, 2013 interim consolidated financial statements).
(5)	The financial ratios and their components are non-GAAP measures; please refer to the “Non-GAAP Measures” section of this MD&A.

Effective April 1, 2013, the financial covenants for the credit facility agreement were amended to remove the total debt to annualized EBITDA ratio and to add an interest coverage ratio (annualized EBITDA to annualized interest expense). The interest coverage ratio cannot be less than 2.50:1.

LIQUIDITY
The Company’s liquidity needs are met through the following sources: cash generated from operations, proceeds from asset dispositions, borrowings under the credit facility, related party loans, long-term debt issuances and capital injections by KNOC. Harvest’s primary uses of funds are operating expenses, capital expenditures, and interest and principal repayments on debt instruments.

Cash flow from operating activities for the three and nine months ended September 30, 2013 were $50.6 million and $194.5 million, respectively (2012 - $153.9 million and $309.9 million, respectively).

Cash contribution from Harvest’s Upstream operations was $139.7 million for the third quarter of 2013, a $6.3 million increase from the same period in 2012 driven by higher operating netback per boe, partially offset by lower sales volumes. For the first nine months of 2013, cash contribution from Upstream operations was $398.8 million, a $22.4 million decrease from the same period in 2012 mainly driven by lower sales volumes, partially offset by higher operating netback per boe. Cash deficiency from Harvest’s Downstream operations was $58.8 million (2012 - $0.2 million contribution) and $120.0 million (2012 - $38.6 million) for the third

MANAGEMENT’S DISCUSSION AND ANALYSIS

quarter and first nine months of 2013, respectively. The increases in Downstream’s cash deficiency were mainly due to both lower average refining gross margins per bbl multiplied by greater throughput volumes than the prior year. See the “Cash Contribution (Deficiency) from Operations” section of this MD&A for further detail.

Harvest’s net borrowing to the credit facility was $101.2 million during the third quarter of 2013 (2012 - $68.8 million net repayment). For the nine months ending September 30, 2013, Harvest had $169.0 million of net borrowings under the credit facility (2012 - $215.3 million net borrowings).

Harvest funded $207.2 million and $508.4 million of capital expenditures for the three and nine months ending September 30, 2013, respectively, (2012 – $127.5 million and $508.5 million respectively) with cash generated from operating activities, property dispositions and borrowings under the credit facility.

Harvest had a working capital deficiency of $125.9 million as at September 30, 2013, as compared to a $441.9 million deficiency at December 31, 2012. The change in the working capital position in 2013 was primarily related to the redemption of the 7.25% Debentures Due 2013 which had been classified as $331.8 million current liabilities as at December 31, 2012. Harvest’s working capital is expected to fluctuate from time to time, and will be funded from cash flows from operations and borrowings from the credit facility, as required.

The following liquidity-related events occurred in 2013:

  Effective March 14, 2013, Harvest entered into a senior unsecured credit facility. Draws under the senior unsecured credit facility were made for an aggregate amount of US$390 million and were used to fund the early redemptions of Harvest’s 7.25% Debentures Due 2014 on April 2, 2013 and its 7.25% Debentures Due 2013 on April 15, 2013. The facility was fully repaid and cancelled during the second quarter.

  Harvest extended the credit facility agreement by one year to April 30, 2017.

  On May 14, 2013, Harvest issued US$630 million senior unsecured notes due May 14, 2018 for net proceeds of US$626.1 million. The notes bear a coupon rate of 21/8%, with interest paid semi- annually on May 14 and November 14 of each year. The notes are unconditionally and irrevocably guaranteed by Harvest’s parent company KNOC. Harvest used the proceeds from the senior unsecured notes towards the full repayment of the draws under the senior unsecured credit facility and on June 13, 2013 early redeemed, at par, the 7.50% Debentures Due 2015.

  Subsequent to the end of the third quarter of 2013 and on October 18, 2013, the credit facility borrowing capacity was increased from $800 million to $1.0 billion.

  With the issuance of the 21/8% senior notes and both the extension and increased capacity of the credit facility, Harvest successfully improved its short-term liquidity and lowered future interest expenses.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Contractual Obligations and Commitments

Harvest has recurring and ongoing contractual obligations and estimated commitments entered into in the normal course of operations. As at the end of September 30, 2013, Harvest has the following significant contractual obligations and estimated commitments:

	Payments Due by Period
	1 year	2-3 years	4-5 years	After 5 years	Total
Debt repayments(1)	3.0	12.3	1,353.3	649.1	2,017.7
Debt interest payments(1) (2)	29.6	137.2	135.4	6.9	309.1
Purchase commitments(3)	144.1	34.6	20.0	52.5	251.2
Operating leases	5.9	14.6	6.4	2.3	29.2
Transportation agreements(4)	2.4	19.8	12.0	10.9	45.1
Feedstock and other purchase commitments(5)	1,041.4	–	–	–	1,041.4
Employee benefits(6)	6.5	13.3	–	–	19.8
Decommissioning and environmental liabilities(7)	30.3	52.2	28.4	1,609.3	1,720.2
Total	1,263.2	284.0	1,555.5	2,331.0	5,433.7
(1)	Assumes constant foreign exchange rate.
(2)	Assumes interest rates as at September 30, 2013 will be applicable to future interest payments.
(3)	Relates to drilling commitments, BlackGold oil sands project commitment and Downstream capital commitments.
(4)	Relates to firm transportation commitments.
(5)	Includes commitments to purchase refinery crude stock and refined products for resale under the SOA with Macquarie.
(6)	Relates to the expected contributions to employee benefit plans and long-term incentive plan payments.
(7)	Represents the undiscounted obligation by period.

Off Balance Sheet Arrangements

As at September 30, 2013, Harvest has no off balance sheet arrangements in place.

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUMMARY OF QUARTERLY RESULTS
The following table and discussion highlights the third quarter of 2013 results relative to the preceding 7 quarters:

	2013			2012				2011
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
FINANCIAL
Revenues	1,299.9	1,399.3	1,358.2	1,546.0	1,275.1	1,533.8	1,426.1	1,469.9
Net loss	(79.5)	(89.2)	(95.4)	(536.6)	(38.5)	(73.5)	(72.3)	(74.0)
Cash from operating activities	50.6	77.3	66.6	133.0	153.9	70.8	85.1	144.6
Total long-term financial debt	1,989.0	1,920.6	1,511.2	1,450.0	1,519.4	1,770.7	1,652.4	1,486.2
Total assets	5,626.1	5,606.6	5,672.1	5,654.6	6,162.9	6,277.5	6,322.3	6,284.4

OPERATIONS
Upstream
Daily sales volumes (boe/d)	51,783	53,461	55,571	58,228	57,686	60,874	60,550	61,324
Realized price prior to hedges ($/boe)	60.62	58.22	53.43	52.82	51.86	51.42	58.07	64.61
Downstream
Average daily throughput (bbl/d)	93,798	106,245	100,074	114,065	84,889	114,552	100,000	89,468
Average refining gross margin (loss) (US$/bbl)	(1.43)	0.74	2.51	6.43	6.03	2.71	4.58	(4.11)

The quarterly revenues and cash from operating activities are mainly impacted by the Upstream sales volumes, realized prices and operating expenses and Downstream throughput volumes, cost of feedstock and refined product prices. Significant items that impacted Harvest’s quarterly revenues include:

  Revenues were highest in the fourth and second quarters of 2012, as a result of the refinery operating at near capacity during those periods.
  The decline in Upstream’s sales volumes since 2011 were mainly due to natural declines, facility turnarounds and asset dispositions which more than offset the increases from the 2012 and 2013 drilling programs.
  Downstream’s average daily throughput was lower in the third quarter of 2012 as compared to the other quarters of 2012 due to a two-week partial outage of some process units and a three-week unplanned shutdown of all process units while repairs were completed to the SRU.
  Downstream’s refining gross margin/bbl was highest in the fourth quarter of 2012, reflecting the higher global refining crack spreads during these periods. However the weaker margins experienced in the three following quarters reflect the decrease in the sour-crude differential from the Brent benchmark price for crude oil. In the second and third quarters of 2013, the refining gross margin was negatively impacted by increased RINs costs.

Net loss reflects both cash and non-cash items. Changes in non-cash items including deferred income tax, DD&A expense, accretion of decommissioning and environmental remediation liabilities, impairment of long-lived assets, unrealized foreign exchange gains and losses, and unrealized gains and losses on risk management contracts impact net loss from period to period. For these reasons, the net loss may not necessarily reflect the same trends as revenues or cash from operating activities, nor is it expected to. Net loss in the fourth quarter of 2012 was mainly due to the $563.2 million impairment of Downstream PP&E. Total assets also decreased significantly in the fourth quarter of 2012 as a result.

MANAGEMENT’S DISCUSSION AND ANALYSIS

The increase in long-term financial debt in the second quarter of 2013 as compared to the first quarter of 2013 was a result of the early redemption of the convertible debentures and replacing them with the US$630 million 21/8% senior notes due 2018.

OUTLOOK
The following guidance is provided as general information for stakeholders regarding management’s expectations for 2013 including operating performance, benchmark expenses and major cash outflows for the Upstream, BlackGold and Downstream business segments. The guidance information provided is consistent with Harvest’s most recent budget information. Readers are cautioned that the guidance information provided within this Outlook may not be appropriate for other purposes and the actual results may differ materially from those anticipated.

The Upstream capital budget has been increased by $44 million to $344 million for 2013. The increase is mainly allocated to the acceleration of the 2014 drilling program. For 2013, the Upstream capital budget is largely allocated to production and reserve additions focused on crude oil opportunities in Western Canada, complemented with the liquids-rich natural gas wells in the Deep Basin area. As at September 30, 2013, Harvest spent $213.4 million of the 2013 Upstream capital budget.

Approximately $110 million of the capital budget will be invested in the final quarter of 2013 mainly for drilling 11 gross heavy oil wells, 14 gross light to medium oil wells and participate in in 5 gross partner operated gas wells. Prior to the increase in capital budget, Harvest planned to drill 79 gross wells through 2013. With the additional capital, Harvest anticipates drilling and additional gross wells for a total of 98 gross wells in 2013. Additional activities during the fourth quarter include the mobilization of rigs and camps in preparation for Harvest’s annual winter drilling and development operations.

Harvest’s base production coming into 2013 was supported by the acceleration of the 2013 winter drilling program in the fourth quarter of 2012 and certain new wells which came on-stream stronger than expected. During the first nine month of 2013, Harvest disposed of certain non-core assets in multiple transactions. Full year average production is revised from 53,500 boe/d to 53,100 boe/d, which considers the impact of the property dispositions.

At the end of the third quarter, Harvest has adjusted the average operating expense guidance from $17.00/boe to $17.50/boe. Actual operating expense averaged $18.00/boe for the first nine months of 2013, $1.00/boe higher than the original target of $17.00/boe as Alberta power prices were significantly higher than anticipated.

MANAGEMENT’S DISCUSSION AND ANALYSIS

BlackGold
The capital budget for 2013 is $315 million. For the first nine months of 2013, the BlackGold capital investments were $316.4 million including $66.0 million of non-cash expenditures related to EPC costs which will be paid in equal installments, without interest, over 10 years commencing on the completion of the EPC work in 2014. The expected total costs under the EPC contract has been increased by $70 million to approximately $590 million.

Phase 2 of the project, which is targeted to increase production capacity to 30,000 bbl/d, is in the final stages of the regulatory approval process. During the third quarter of 2013 approval of the commercial scheme was received from the AER for Phase 2 with environmental approval from Alberta Environment expected in the fourth quarter of 2013. Commissioning of the CPF, first steam and oil production from BlackGold is expected in 2014.

Downstream
The 2013 capital budget for the Downstream operations is $55 million focused on sustaining and reliability improvement projects. Throughput volume for the full year 2013 is anticipated to average 95,000 bbl/d, as a large scale turnaround has been deferred until 2014. Operating costs and purchased energy costs are expected to be below $7.00/bbl for the full year 2013.

Harvest has commenced a process to evaluate various business opportunities pertaining to the Downstream business including, but not limited to introduction of joint venture partners, disposition in whole or in part as well as multiple economic scenarios for future operations. An outcome or recommendation as to the decision arising out of this review for the Downstream business has not been determined.

CRITICAL ACCOUNTING ESTIMATES
The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. Further information on the basis of preparation and significant accounting policies and estimates can be found in the notes to the audited consolidated financial statements for the year ended December 31, 2012. There have been no changes to the accounting policies and estimates in the third quarter or first nine months of 2013, except for the following as a result of new and amended IFRS accounting standards:

  IAS 19, “Employee Benefits”, changes the recognition and measurement of defined benefit pension expense and termination benefits and expands disclosure requirements for all employee benefit plans. The amendments to the standard include the requirement to recognize changes in the defined benefit obligation and in the fair value of the plan assets as they occur, thus eliminating the corridor approach that was previously permitted under the standard. All actuarial gains and losses must be recognized immediately through other comprehensive income and the net pension liability or asset must be recognized at the full amount of the plan deficit or surplus. An additional change to the standard is the elimination of the concept of expected return on plan assets that was previously recognized in net earnings and the introduction of the concept of net interest cost. The net interest cost is required to be recognized in net earnings and is calculated by applying the discount rate at the beginning of the reporting period to the net defined benefit liability or asset. As well under IAS 19R unvested past service costs are now recognized in profit or loss at the earlier of when the amendment occurs or when the related restructuring or termination costs are recognized. Other amendments include new disclosures, such as quantitative sensitivity disclosures.

MANAGEMENT’S DISCUSSION AND ANALYSIS

  The transition to IAS 19R impacted Harvest’s retained earnings and accumulated other comprehensive income as a result of the recognition of the net interest cost in profit or loss and the elimination of expected return on plan assets. The impacts as at December 31, 2012 and January 1, 2012, respectively, were an increase in the cumulative prior periods’ pre-tax pension expense of $2.7 million and $1.6 million ($2.2 million and $1.3 million after-tax, respectively) and a corresponding decrease in actuarial gains and losses recognized in accumulated other comprehensive income.

  For the three and nine month comparative periods ended September 30, 2012, operating expense increased by $0.3 million and $0.9 million respectively, as a result of increased pension expense and net actuarial losses on defined benefit plans recognized in other comprehensive income decreased by $0.3 million and $0.9 million, respectively ($0.2 million and $0.6 million after-tax).

  Harvest has also reviewed the classification of its accrual for the long term incentive program and reclassified the portion that will not be paid within the next 12 months to the line item “long-term liability and other” on the balance sheet. The balance of $3.0 million as at December 31, 2012 and $1.9 million as at January 1, 2012 were reclassified to long-term liabilities.

  The rest of the amendments did not have any financial impact to Harvest.

  The adoption of IFRS 10, “Consolidated Financial Statements”, IFRS 11, “Joint Arrangements”, IFRS 12, “Disclosure of Interest in Other Entities”, and IFRS 13, “Fair Value Measurement” did not have any impact on Harvest’s financial statements.

  The amendments to IAS 1, "Presentation of Financial Statements" ("IAS 1"). The application of the amendment to IAS 1 did not result in any adjustments to other comprehensive income or comprehensive income.

  The amendments to IFRS 7 "Financial Instruments: Disclosures". The adoption of these amendments does not have any impact to Harvest’s financial statements, other than increasing the level of annual disclosures.

RECENT PRONOUNCEMENTS

  In May 2013, the IASB released an amendment to IAS 36, “Impairment of Assets”. This amendment requires an entity to disclose the recoverable amount of a cash generating unit for which the entity has recognized or reversed an impairment loss during the reporting period. If the recoverable amount was determined using fair value less costs of disposal, detailed disclosure of how it has been measured will be required. The amendment requires retrospective application and is effective for annual periods beginning on or after January 1, 2014. Harvest does not expect material impact to its consolidated financial statements from this amendment.

MANAGEMENT’S DISCUSSION AND ANALYSIS
  On June 27, 2013, the IASB issued amendments to IAS 39 “Financial Instruments: Recognition and Measurement” regarding hedge accounting and novation of derivatives. The amendment provides a relief from discontinuing hedge accounting when novation of a hedging instrument to a central counterparty meets specified criteria. The amendments are effective for annual periods beginning on or after January 1, 2014. Harvest does not expect material impact to its consolidated financial statements from this amendment.

A description of additional accounting pronouncements that will be adopted by Harvest in future periods can be found in note 2 of the Audited Consolidated Financial Statements for the year ended December 31, 2012.

OPERATIONAL AND OTHER BUSINESS RISKS
Harvest’s operational and other business risks are substantially unchanged from those discussed in the annual MD&A and AIF for the year ended December 31, 2012 as filed on SEDAR at www.sedar.com except for the new risk noted below.

Risk associated with Downstream Operations: Renewable Identification Numbers
The market prices for Renewable Identification Numbers (“RINs”) have increased significantly in 2013 in response to fears of a shortage of renewable fuels to meet future demand resulting in aggressive buying efforts by refiners. The Renewable Fuels Standard (“RFS”) was established in the US Energy Policy Act of 2005 (“EPA”) and significantly expanded in the Energy Independence and Security Act of 2007 (“EISA”). The EISA set mandated levels for various types of renewable fuels that are to be blended with US gasoline and diesel fuel with such levels scheduled to increase progressively each year from 2008 until 2022. The compliance obligation rests with the producers and importers of the fuels.

In order to ensure compliance with mandated levels of blending, the EPA established a tracking system called RINs. RINs are a complex mechanism and are issued at the point of biofuels production or import. When biofuels change ownership, the RINs are also transferred to the refiners, importers, and blenders of the fuel. These RINs are submitted to regulators to confirm blending requirements have been met. The EPA is responsible for overseeing and enforcing blending mandates and developing regulations for RINs.

The uncertainty surrounding the availability of sufficient renewable fuels to meet the increasing mandated levels during future years will continue to play havoc on the cost of RINs as supply and demand will dictate the price at any given time. The market should respond to these increased costs by reflecting higher New York Harbour market selling prices for gasoline and diesel fuel, however, the increase in market prices may not necessarily correspond to the same level of increase in the cost of RINs. The market response may not always be immediate and will normally trail the change in RINs cost. The RINs increase volatility to Downstream’s refining margins, which may negatively impact its operating results and cash flows.

MANAGEMENT’S DISCUSSION AND ANALYSIS

CHANGES IN REGULATORY ENVIRONMENT
Harvest’s regulatory environment remains unchanged from that discussed in the annual MD&A and AIF for the year ended December 31, 2012 as filed on SEDAR at www.sedar.com.

INTERNAL CONTROL OVER FINANCIAL REPORTING
There were no significant changes in the internal controls over financial reporting or disclosure controls and procedures described in the annual MD&A for the year ended December 31, 2012 as filed on SEDAR at www.sedar.com that have materially affected, or are reasonably likely to affect, internal controls over financial reporting.

ADDITIONAL GAAP MEASURE
Harvest uses “operating income (loss)”, an additional GAAP measure that is not defined under IFRS hereinafter also referred to as “GAAP”. The measure is commonly used for comparative purposes in the petroleum and natural gas and refining industries to reflect operating results before items not directly related to operations. Harvest uses this measure to assess and compare the performance of its operating segments.

NON-GAAP MEASURES
Throughout this MD&A, the Company has referred to certain measures of financial performance that are not specifically defined under GAAP such as “operating netbacks”, “operating netback prior to/after hedging”, “gross margin (loss)”, “cash contribution (deficiency) from operations”, “total debt”, “total financial debt”, “total capitalization”, “Annualized EBITDA”, “senior debt to Annualized EBITDA”, “total debt to Annualized EBITDA”, “senior debt to total capitalization”, and “total debt to total capitalization”.

“Operating netbacks” are reported on a per boe basis and used extensively in the Canadian energy sector for comparative purposes. “Operating netbacks” include revenues, operating expenses, transportation and marketing expenses, and realized gains or losses on risk management contracts. “Gross margin (loss)” is commonly used in the refining industry to reflect the net funds received from the sale of refined products after considering the cost to purchase the feedstock and is calculated by deducting purchased products for resale and processing from total revenue. “Cash contribution (deficiency) from operations” is calculated as operating income (loss) adjusted for non-cash items. The measure demonstrates the ability of the each segment of Harvest to generate the cash from operations necessary to repay debt, make capital investments, and fund the settlement of decommissioning and environmental remediation liabilities. “Total debt”, “total financial debt”, “total capitalization”, and “Annualized EBITDA” are used to assist management in assessing liquidity and the Company’s ability to meet financial obligations. “Senior debt to Annualized EBITDA”, “total debt to Annualized EBITDA”, “senior debt to total capitalization” and “total debt to total capitalization” are terms defined in Harvest’s credit facility agreement for the purpose of calculation of financial covenants. The non-GAAP measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures used by other issuers. The determination of the non-GAAP measures have been illustrated throughout this MD&A, with reconciliations to IFRS measures and/or account balances, except for Annualized EBITDA and cash contribution (deficiency) which are shown below.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Annualized EBITDA
The measure of Consolidated EBITDA (herein referred to as “Annualized EBITDA”) used in Harvest’s credit facility agreement is defined as earnings before finance costs, income tax expense or recovery, DD&A, exploration and evaluation costs, impairment of assets, unrealized gains or losses on risk management contracts, unrealized gains or losses on foreign exchange, gains or losses on disposition of assets and other non-cash items. The following is a reconciliation of Annualized EBITDA to the nearest GAAP measure net loss:

	September 30, 2013	December 31, 2012
Net loss	(800.8)	(720.1)
DD&A	656.5	688.4
Finance costs	102.4	111.0
Income tax recovery	(84.6)	(109.1)
EBITDA	(126.5)	(29.8)
Unrealized (gains) losses on risk management contracts	(1.0)	1.1
Unrealized (gains) losses on foreign exchange	20.6	(1.2)
Unsuccessful exploration and evaluation costs	10.9	22.0
Impairment of PP&E	563.2	585.0
Gains on disposition of PP&E	(35.5)	(30.3)
Other non-cash items	(0.4)	(6.7)
Adjustments on acquisitions and dispositions(1)	(19.5)	(13.4)
Less earnings from non-restricted subsidiaries(1)	(0.6)	(0.8)
Annualized EBITDA(1)	411.2	525.9

(1)

Annualized EBITDA is on a consolidated basis for any period, the aggregate of the last four quarters of the earnings (calculated in accordance with GAAP) and accordingly is a twelve month rolling measure which, as well, is required to be adjusted to the net income impact from acquisitions or dispositions (with net proceeds over $20 million) as if the transaction had been effected at the beginning of the period and excludes earnings attributable to the BlackGold assets and non-restricted subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Cash Contribution (Deficiency) from Operations
Cash contribution (deficiency) from operations represents operating income (loss) adjusted for non-cash expense items within: general and administrative, exploration and evaluation, depletion, depreciation and amortization, gains on disposition of PP&E, risk management contracts gains or losses, impairment on PP&E, and the inclusion of cash interest, realized foreign exchange gains or losses and other cash items not included in operating income (loss). The measure demonstrates the ability of the Upstream and Downstream segments of Harvest to generate cash from their operations and is calculated before changes in non-cash working capital. There are no operating activities to report for the BlackGold segment as it is under development. The most directly comparable additional GAAP measure is operating income (loss). Operating income (loss) as presented in the notes to Harvest’s consolidated financial statements is reconciled to cash contribution (deficiency) from operations below:

	Three Months Ended September 30
	Upstream		Downstream		Total
	2013	2012	2013	2012	2013	2012
Operating income (loss) Adjustments:	3.9	(11.3)	(78.0)	(22.2)	(74.1)	(33.5)
Operating	0.1	0.5	(0.8)	(2.8)	(0.7)	(2.3)
General and administrative	1.2	–	–	–	1.2	–
Exploration and evaluation	2.7	5.5	–	–	2.7	5.5
Depletion, depreciation and amortization	132.2	142.6	20.2	25.2	152.4	167.8
Gains on disposition of PP&E	(1.5)	(4.9)	(0.2)	–	(1.7)	(4.9)
Unrealized losses on risk management contracts	1.1	1.0	–	–	1.1	1.0
Cash contribution (deficiency) from operations	139.7	133.4	(58.8)	0.2	80.9	133.6
Inclusion of items not attributable to segments:
Net cash interest paid					19.3	22.6
Realized foreign exchange losses					1.1	1.5
Consolidated cash contribution from operations					60.5	109.5

MANAGEMENT’S DISCUSSION AND ANALYSIS

	Nine Months Ended September 30
	Upstream		Downstream		Total
	2013	2012	2013	2012	2013	2012
Operating loss Adjustments:	(18.9)	(48.9)	(184.6)	(114.2)	(203.5)	(163.1)
Operating	0.6	(3.1)	0.6	(2.9)	1.2	(6.0)
General and administrative	1.1	(0.3)	–	–	1.1	(0.3)
Exploration and evaluation	10.9	21.9	–	–	10.9	21.9
Depletion, depreciation and amortization	416.6	434.2	64.2	78.5	480.8	512.7
Gains on disposition of PP&E	(10.4)	(5.3)	(0.2)	–	(10.6)	(5.3)
Unrealized (gains) losses on risk management contracts	(1.1)	0.9	–	–	(1.1)	0.9
Impairment on PP&E	–	21.8	–	–	–	21.8
Cash contribution (deficiency) from operations	398.8	421.2	(120.0)	(38.6)	278.8	382.6
Inclusion of items not attributable to segments:
Net cash interest paid					61.3	67.4
Realized foreign exchange losses					2.2	0.8
Consolidated cash contribution from operations					215.3	314.4

FORWARD-LOOKING INFORMATION
This MD&A highlights significant business results and statistics from the consolidated financial statements for the three and nine months ended September 30, 2013 and the accompanying notes thereto. In the interest of providing Harvest’s lenders and potential lenders with information regarding Harvest, including the Company’s assessment of future plans and operations, this MD&A contains forward-looking statements that involve risks and uncertainties.

Such risks and uncertainties include, but are not limited to: risks associated with conventional petroleum and natural gas operations; risks associated with refining and marketing operations; risks associated with the construction of the oil sands project; the volatility in commodity prices, interest rates and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and regulations; the availability of sufficient capital from internal and external sources; and, such other risks and uncertainties described from time to time in regulatory reports and filings made with securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these factors are interdependent, and management’s future course of action would depend on the assessment of all information at that time. Please also refer to “Operational and Other Business Risks” in this MD&A and “Risk Factors” in the Annual Information Form for detailed discussion on these risks.

Forward-looking statements in this MD&A include, but are not limited to, the forward looking statements made in the “Outlook” section as well as statements made throughout with reference to the following items to future periods: production volumes, refinery throughput volumes, royalty rates, operating costs, commodity prices, general and administrative costs, price risk management activities, acquisitions and dispositions, capital spending and allocation of such to various projects, reserve estimates and ultimate recovery of reserves, potential timing and commerciality of Harvest’s capital projects, the extent and success rate of Upstream and BlackGold drilling programs, the ability to achieve the maximum capacity from the BlackGold central processing facilities, refinery utilization and reliability rates, availability of the credit facility, access and ability to raise capital, ability to maintain debt covenants, debt levels, recovery of long-lived assets, the timing and amount of decommission and environmental related costs, income taxes, cash from operating activities, regulatory approval of development projects and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements often contain terms such as “may”, “will”, “should”, “anticipate”, “expect”, “target”, “plan”, “potential”, “intend”, and similar expressions.

MANAGEMENT’S DISCUSSION AND ANALYSIS

All of the forward-looking statements in this MD&A are qualified by the assumptions that are stated or inherent in such forward-looking statements. Although Harvest believes that these assumptions are reasonable based on the information available to us on the date such assumptions were made, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: that the Company will conduct its operations and achieve results of operations as anticipated; that its development plans and sustaining maintenance programs will achieve the expected results; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of the Company’s reserve volumes; commodity price, operation level, and cost assumptions; the continued availability of adequate cash flow and debt and/or equity financing to fund the Company’s capital and operating requirements as needed; and the extent of Harvest’s liabilities. Harvest believes the material factors, expectations and assumptions reflected in the forward-looking statements are reasonable, but no assurance can be given that these factors, expectations and assumptions will prove to be correct.

Although management believes that the forward-looking information is reasonable based on information available on the date such forward-looking statements were made, no assurances can be given as to future results, levels of activity and achievements. Therefore, readers are cautioned not to place undue reliance on forward-looking statements as the plans, intentions or expectations upon which the forward-looking information is based might not occur. Forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

ADDITIONAL INFORMATION
Further information about us can be accessed under our public filings found on SEDAR at www.sedar.com or at www.harvestenergy.ca. Information can also be found by contacting our Investor Relations department at (403) 265-1178 or at 1-866-666-1178.